 Exhibit 99.1

Euro Tech Holdings Company Limited Reports Interim Results For The Six Months Ended June 30, 2016

Hong Kong – December 13, 2016 – Euro Tech Holdings Company Limited (Nasdaq: CLWT) today reported its unaudited financial results for the six months ended June 30, 2016.

The Company’s revenues for the six months ended June 30, 2016 (“1H 2016”) were approximately US$10,469,000, a 26.5% increase as compared to approximately US$8,273,000 for the six months ended June 30, 2015 (“1H 2015”). This increase was due to the increase in revenues from trading activities and engineering activities of approximately US$1,367,000 and US$829,000, respectively.
Gross profits increased by 3.9% to approximately US$1,929,000 for 1H 2016 as compared to approximately US$1,857,000 for 1H 2015. The increase was due to the increase in the Company’s revenue even though the gross profit margin % is lower because of keen competition under poor economic conditions.
Selling and administrative expenses decreased by approximately US$189,000 to US$2,814,000 for 1H 2016 as compared to approximately US$3,003,000 for 1H 2015. The decrease was primarily due to the decrease of approximately US$111,000 in development costs of Ballast Water Treatment Systems (“BWTS”) to approximately US$252,000 for 1H 2016 as compared to approximately US$363,000 for 1H 2015, and decrease in general overheads resulting from actions to trim overheads.
The profit contribution from the affiliates increased by approximately US$206,000 to profit contribution of US$68,000 for 1H 2016 as compared to negative contribution of approximately US$138,000 for 1H 2015.
The net loss decreased by US$178,000 to approximately US$484,000 for 1H 2016, as compared to approximately US$662,000 for 1H 2015. This was primarily due to increase in revenue, decrease in selling and administrative expenses, and profit contribution from the affiliates, despite the decrease in other income due to exchange loss arising from devaluation of Chinese Renminbi.
The company obtained type approval certificate from China’s Classification Society (“CCS”) for its 200, 300, 500, 750, 1200 and 1250 Cubic Meters per hour BWTS in May 2016. Alternate Management Systems (‘AMS”) acceptance for its full range BWTS was obtained in October 2016.

In September 2016, the International Maritime Organization had received acceptance from 52 States, representing 35.1441% of world merchant shipping tonnage. The Ballast Water Management Convention will enter into force 12 months after this ratification, i.e. September 8, 2017. The Company has since received a number of enquiries for its BWTS from China, Hong Kong, Russia, India and other Southeast Asian countries, despite worldwide recession in shipping industries.

About BWTS

BWTS are an imminent requirement by The International Maritime Organization ("IMO") to prevent the biological unbalance caused by the estimated 12 billion tons of ballast water transported across the seas by ocean-going vessels when their ballast water tanks are emptied or refilled. In 2012, ballast water discharge standard became a law in the US. Any vessel constructed in December 2013 or later will need to comply when entering US waters, and existing vessels will follow shortly after. IMO requires that the Ballast Water Management Convention will enter into force on September 8, 2017 after ratification by 52 States, representing 35.1441% of world merchant shipping tonnage. The market potential for retrofits and new installations of BWTS in these old and new ocean-going vessels is enormous.

About AMS

AMS acceptance by the U.S. Coast Guard is a temporary designation given to BWTS approved by a foreign administration. It enables BWTS to be used on vessels for a period of up to 5 years, while the treatment system undergoes approval testing to U.S. Coast Guard standards.

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and mainland China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2015.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2016 (Unaudited)	As of December 31, 2015 (Audited)
	US$’000	US$’000

Assets

Current assets:
Cash and cash equivalents	2,809	2,480
Restricted cash	242	475
Accounts receivable, net	3,176	4,500
Prepayments and other current assets	990	500
Inventories	426	557
Total current assets	7,643	8,512

Property, plant and equipment, net	756	773

Investments in affiliates	10,532	10,712

Goodwill	1,071	1,071

Deferred tax assets	178	202

Total assets	20,180	21,270

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	3,042	3,054
Other payables and accrued expenses	1,379	1,626
Taxation payable	133	134
Total current liabilities	4,554	4,814

Commitments and contingencies	-	-
Shareholders’ equity:
Ordinary share, 20,000,000 (As of December 31, 2015: 20,000,000) shares authorized; 2,229,609 (As of December 31, 2015: 2,229,609) shares issued and outstanding	123	123
Additional paid-in capital	9,551	9,551
Treasury stock, 167,700 (As of December 31, 2015: 167,700) shares at cost	(786)	(786)
PRC statutory reserve	315	315
Accumulated other comprehensive income	810	799
Retained earnings	4,660	5,144
Equity attributable to owners of Euro Tech	14,673	15,146
Non-controlling interest	953	1,310
Total shareholders’ equity	15,626	16,456

Total liabilities and shareholders’ equity	20,180	21,270

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015

	2016 (Unaudited)	2015 (Unaudited)
	US$’000	US$’000

Revenues
Trading and manufacturing	8,034	6,667
Engineering	2,435	1,606
Total revenues	10,469	8,273

Cost of revenues
Trading and manufacturing	(6,689)	(5,381)
Engineering	(1,851)	(1,035)
Total cost of revenues	(8,540)	(6,416)
Gross profit	1,929	1,857

Finance costs	(8)	-
Selling and administrative expenses	(2,814)	(3,003)
Operating loss	(893)	(1,146)
Interest income	13	5
Other income, net	(1)	50
Loss before income taxes and equity in profit of affiliates	(881)	(1,091)

Income taxes	(24)	318
Equity in profit of affiliates	68	(138)
Net loss	(837)	(911)
Less: net loss attributable to non-controlling interest	353	249
Net loss attributable to the Company	(484)	(662)
Other comprehensive loss
Net loss	(837)	(911)
Foreign exchange translation Adjustments	7	(1)
Comprehensive loss	(830)	(912)
Less: Comprehensive loss attributable to non-controlling interest	357	249
Comprehensive loss attributable to the Company	(473)	(663)

Net loss per ordinary share
- Basic	$US(0.23)	$US(0.32)

- Diluted	$US(0.23)	$US(0.32)
Weighted average number of ordinary shares outstanding
- Basic	2,061,909	2,062,409

- Diluted	2,061,909	2,062,409

CONTACT:          Euro Tech Holdings Company Limited, Hong Kong
T.C. Leung, Chairman and CEO, or
Jerry Wong, CFO
Tel: 852-2814-0311
Fax: 852-2873-4887
Website: http://www.euro-tech.com